Exhibit 99.7

Golden Heaven Group Holdings Ltd. Announces Strategic Partnership for the Construction of Three New Amusement Parks in Southern China

NANPING, China, October 6, 2023 (GLOBE NEWSWIRE) -- Golden Heaven Group Holdings Ltd. (the “Company” or “Golden Heaven”) (Nasdaq: GDHG), an amusement park operator in China, today announced that it has entered into a strategic partnership (the “Partnership”) with Fujian Xinchang Construction Engineering Co., Ltd. (“FXCE”), as the general contractor for engineering, construction and sourcing of amusement park facilities for projects in China. The Company signed three construction contracts with FXCE for the groundwork of three new amusement parks (collectively, the “Parks”) in southern China, comprised of the Yangming Lake Glacier Tribe Amusement Park, the Seven Rainbow Park, and the Linli Jinzheng Amusement Park.

Yangming Lake Glacier Tribe Amusement Park, located in Changde city, Hunan province, boasts an approximately 20,000 square meter property with an estimated RMB180 million investment, targeting completion by September 2024. Seven Rainbow Park, located in Anshun city, Guizhou province, will span approximately 15,333 square meters, backed by an estimated RMB140 million investment, aiming for completion by March 2025. Changde city will also welcome Linli Jinzheng Amusement Park on an approximately 30,000 square meter plot, with an estimated RMB270 million investment, set for completion by March 2025.

Ms. Qiong Jin, the CEO and Chairman of the Company, commented, “Since our initial public offering, we have consistently sought ways to improve our management and operational strategies. As we have witnessed a significant uptick in entertainment demand in the post-pandemic era, we are poised to meet this demand head-on. The Parks will feature electric amusement park facilities with the aim to deliver excellent customer service and visitor experience. Looking ahead, we believe the Parks will allow us to expand our business footprint, reach broader markets, and cater to an ever-growing customer base. Through this Partnership, we intend to amplify our brand awareness in the southwest region of China, improve our market positioning and provide better entertainment experiences for our visitors.”

About Golden Heaven Group Holdings Ltd.

Golden Heaven Group Holdings Ltd. manages and operates six properties consisting of amusement parks, water parks, and complementary recreational facilities. With approximately 426,560 square meters of land in the aggregate, these parks are located in geographically diverse markets across the south of China and collectively offer approximately 139 rides and attractions. Due to the geographical locations of the parks and the ease of travel, the parks are easily accessible to an aggregate population of approximately 21 million people. The parks provide a wide range of exciting and entertaining experiences, including thrilling rides, family-friendly attractions, water attractions, gourmet festivals, circus performances, and high-tech facilities. For more information, please visit the Company’s website at https://ir.jsyoule.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Golden Heaven Group Holdings Ltd.
Email: group@jsyoule.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com